UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group Inc.

Settlement with New York State Department of Financial Services

Tokyo, June 20, 2013—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) a wholly owned subsidiary of Mitsubishi UFJ Financial Group Inc. (“MUFG”), has announced, as shown in the attached document, that it has entered into a consent agreement with the New York State Department of Financial Services (“DFS”) relating to certain US dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement BTMU will make a payment of US$250 million to DFS and retain a consultant to conduct a one-year compliance review.

MUFG is continually striving to improve its compliance and internal control frameworks and is committed to achieving the highest standards of integrity and regulatory compliance in its business operations.

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Contact:

Mitsubishi UFJ Financial Group Inc.

Public Relations Division

81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

BTMU Reaches Settlement with New York State Department of Financial Services

Tokyo, June 20, 2013—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) today announced that it has entered into a consent agreement with the New York State Department of Financial Services (“DFS”) to resolve issues relating to certain US dollar payments that were routed through New York from 2002 to 2007.

In 2007, BTMU self-identified the issues cited today by DFS, voluntarily and promptly ceased the practices, reported them to all of its regulators, and has been cooperating fully with its regulators on these matters. Since 2007, BTMU has significantly improved its compliance policies and procedures. BTMU is committed to conducting business with the highest levels of integrity and regulatory compliance, and to continually improving its policies and procedures.

Under the terms of the agreement with DFS, BTMU will make a payment of $250 million to DFS. BTMU will also retain a consultant approved by DFS to conduct a one-year compliance review of the relevant controls and related matters in BTMU’s current operations. BTMU will continue to work constructively with DFS, the compliance consultant, and all our regulators in our key markets around the world.

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